February 25, 2009

VIA EDGAR AS A “CORRESPONDENCE”

H. Christopher Owings Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Mail Stop #3561 Washington, DC 20549

RE:	Great Plains Energy Incorporated
Form 10-K for the Year ended December 31, 2007, Filed February 28, 2008 (the “Great Plains Energy 10-K”)
Definitive Proxy Statement on Schedule 14A, Filed March 26, 2008 (the “Proxy Statement”)
Form 10-Q for the Period Ended September 30, 2008, Filed November 7, 2008 (the “Great Plains Energy 10-Q”)
File No. 001-32206

Kansas City Power & Light Company
Form 10-K for the Year ended December 31, 2007, Filed February 28, 2008 (the “KCP&L 10-K”)
Form 10-Q for the Period Ended September 30, 2008, Filed November 7, 2008 (the “KCP&L 10-Q”)
File No. 000-51873

Dear Mr. Owings:

Great Plains Energy Incorporated (“Great Plains Energy”) and Kansas City Power & Light Company (“KCP&L”) are submitting this combined letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated February 10, 2009 (the "Comment Letter"), with respect to the filings referenced above.   Great Plains Energy and KCP&L are collectively referred to herein as the “Company.”  The Great Plains Energy 10-K and KCP&L 10-K are collectively referred to herein as the “10-K.”  The Great Plains Energy 10-Q and KCP&L 10-Q are collectively referred to herein as the “10-Q.”  Information that is specifically identified in this letter relating to either Great Plains Energy or KCP&L is solely provided by the identified company.

The Company has responded to all of the Staff's comments.  The Company's responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold prior to the Company's response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the referenced filings.

Securities and Exchange Commission

All page number references in the Company's responses correspond to the page numbers included in the referenced filing.

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, Page 14

1.
We note your response to comment 4 in our letter dated December 30, 2008.  In that response, you state that you will comply with our comment in future filings and that you have not provided us with your proposed disclosure because you had no related party transactions in 2007.  Even so, please describe your Governance Committee’s policies and procedures regarding related party transactions.  In this regard, please discuss the manner in which your Governance Committee reviews and approves the probable conflicts of interest and related party transactions referred to it by your legal counsel.  Also, please discuss the manner in which your Governance Committee and board determine director independence and related party disclosure obligations based upon the questionnaires given to your directors and executive officers.

Related Party Transactions

The Governance Committee has established written policies and procedures for review and approval of transactions between the Company and related parties.  If a related party transaction subject to review directly or indirectly involves a member of the Governance Committee (or an immediate family member of such member), the remaining Governance Committee members will conduct the review.  In evaluating a related-party transaction involving a director, executive officer, holder of more than 5% of our voting stock, or any member of the immediate family of any of the foregoing persons, the Governance Committee considers, among other factors:

•	The benefits to the Company associated with the transaction and whether comparable or alternative goods or services are available to the Company from unrelated parties;
•	The nature of the transaction and the costs to be incurred by the Company or payment to be made to the Company;
•	The terms of the transaction, including the goods or services provided by or to the related party;
•	The significance of the transaction to the Company and to the related party; and
•	Whether the related party transaction is in the best interest of the Company.

Each year, each director and officer completes a director and officer questionnaire that requires disclosure of any transaction with the Company in which a related person, such as a director or officer, or any member of his or her immediate family, has a direct or indirect material interest.  The questionnaire also requires disclosure of relationships that the director or officer, and the members of his or her immediate family, have with other entities.  Directors and officers are also required to notify the Corporate Secretary when there are any changes to the previously reported information.

The Company’s legal staff is primarily responsible for the development and implementation of procedures and controls to obtain information from the Company’s directors and officers relating to related-party transactions and relationships and determining, based upon the facts and circumstances, including a review of Company records, whether the Company or a related party has a direct or indirect material interest in a transaction.  The Company’s legal staff then provides the results of its evaluation to the Governance Committee and Board for their use in determining

Securities and Exchange Commission

director independence and related party disclosure obligations.  Please see the following section titled “Director Independence” for a discussion of how director independence is determined.  The Governance Committee’s policies provide that certain types of related-party transactions are permitted without prior approval of the Governance Committee, even if the aggregate amount involved will exceed $120,000 (although all such transactions are reported annually to the Governance Committee and the Board), including but not limited to:

•	where the transaction is one where the rates or charges are determined by competitive bids and the transaction was the lowest bid;
•	tariffed retail electric services provided by the Company;
•	transactions where the party’s interest arises only from his or her position as a director of the other party;
•	transactions with another entity at which the party’s only relationship is as an employee (other than an executive officer),
•	if the aggregate amount involved does not exceed the greater of $1 million or 2% of that entity’s consolidated gross revenues;
•
any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university at which a party’s only relationship is as an employee (other than an executive officer), director or trustee, if the aggregate amount involved is less than the greater of $1 million or 2% of the organization’s total annual charitable receipts;

•	transactions involving common or contract carrier services at rates fixed in conformity with law or governmental authority; and
•	transactions (other than loans by the Company) available to all employees generally.

To receive Governance Committee approval, related-party transactions must have a Company business purpose and be on terms that are fair and reasonable to the Company, or as favorable to the Company as would be available from non-related entities in comparable transactions.  The Governance Committee also requires that the transaction meets the same Company standards that apply to comparable transactions with unaffiliated entities.

The following transaction involved a subsidiary of the Company as a party, in which the amount involved exceeded $120,000, and in which a holder of more that 5% of our common stock may have had a material direct or indirect interest.

On February 5, 2009, a Schedule 13G was filed by Barclays Global Investors, NA, and affiliated reporting persons.  This was the first Schedule 13G filed by Barclays Global Investors, or any of their affiliates, regarding Great Plains Energy stock.  The Schedule 13G stated that the reporting persons collectively held 5.07% of Great Plains Energy common stock as of December 31, 2008.

Following the policies and procedures described above, we determined that in 2001, a subsidiary of Aquila, Inc. (which Great Plains Energy acquired in July 2008) entered into a natural gas financial swap agreement with Barclays Bank in 2001.  Aquila was renamed KCP&L Greater Missouri Operations Company (“GMO”) in October 2008.  This swap agreement expired on December 31, 2008.  Pursuant to the terms of the swap agreement, the GMO subsidiary paid Barclays Bank $8,010,870 during the period it was a subsidiary of Great Plains Energy.

The Governance Committee ratified this completed transaction.  In making this decision, the Governance Committee considered relevant facts and circumstances, including: the transaction was entered into more than six years before GMO was acquired by the Company in 2008 and the

Securities and Exchange Commission

Schedule 13G was filed in 2009; from available evidence, the transaction was entered into on an arms-length basis between the GMO subsidiary and Barclays Bank; GMO did not report this transaction in its proxy statements, indicating that the transaction was not a related party transaction between GMO and Barclays Bank; there was no other transaction between the Company and Barclays Bank or its affiliates in 2008; and no director or officer of the Company reported any relationship with Barclays Bank or its affiliates.

Director Independence

Great Plains Energy’s stock is listed on the NYSE, and our board uses the NYSE director and board committee independence definitions in determining whether our directors and committee members are independent. In addition, there are SEC independence requirements for the members of our Audit Committee.

The NYSE director independence definitions provide that directors cannot be independent if they do not meet certain objective standards, or if the Board determines that the director has a material relationship with the Company. The Board determined at its February 2009 meeting that the following current directors (who, with the exception of Mr. Jimenez, are also nominees for directors at our 2009 Annual Meeting) are “independent” under the NYSE definitions:

David L. Bodde	Luis A. Jimenez	Linda H. Talbott
Randall C. Ferguson, Jr.	James A. Mitchell	Robert H. West
Gary D. Forsee	William C. Nelson

The Board also determined in 2008 that Messrs. Hall (who did not stand for reelection in 2008) and Ernst (who resigned in January 2009) were independent under the NYSE definitions.

Only these independent directors are members of our Audit, Compensation and Development, and Governance Committees. All members of our Audit Committee also meet the additional NYSE and SEC independence requirements. Messrs. Chesser and Downey are not “independent” under the NYSE definitions, because they are also officers of the Company.

In making its independence determinations, the Board considered all commercial, charitable and other transactions and relationships between the Company and its subsidiaries, on the one hand, and the directors and their immediate family members, on the other hand, that were disclosed in the annual questionnaires that our directors completed in January 2009.  None of the identified transactions is a “related party” transaction that is required to be disclosed in the 2009 proxy statement.  The Board concluded that the transactions and relationships did not impair the independence of the current non-officer directors.  The categories or types of these transactions and relationships are identified for each non-officer director in the following table:

Securities and Exchange Commission

Name	Relationships
David L. Bodde	Trustee of a mutual fund family associated with a bank providing banking services to Company.
Randall C. Ferguson, Jr.
Director of charitable, civic and educational organizations to which the Company contributes, pays dues or fees, or has officers serving as directors; director of a service provider to Company employee health and welfare plans; related to an employee of a service provider to Company employee health and welfare plans; related to an employee of a company providing financial services to the Company; and related to an employee of a supplier to the Company.

Gary D. Forsee
Director of a supplier to the Company; President of the University of Missouri System, to which the Company contributes, makes tuition reimbursements to its employees, and has certain officers and directors serving in trustee or advisory positions; director of charitable or civic organizations to which the Company contributes; and related to an employee of a supplier to the Company.

Luis A. Jimenez	Former officer of a supplier to the Company.
William C. Nelson
Director of a service provider to Company employee health and welfare plans; director, or spouse of a director, of charitable, civic and educational organizations to which the Company contributes, pays dues or fees, or has directors or officers serving as directors or officers; director of a supplier to the Company.

Linda H. Talbott	Advisor to charitable or civic organizations to which the Company contributes, pays dues or fees.
Robert H. West	Director of suppliers to the Company; director of a bank providing banking services to the Company; director of an educational organization to which the Company contributes.

In addition to those matters, the Board considered the fact that Great Plains Energy’s regulated electric utility subsidiaries provide retail electric service to the directors, their immediate family members, and employers who are in our utility subsidiaries’ service territory.

Securities and Exchange Commission

Cash Portion of Strategic Energy’s Long-Term Incentives, page 24

2.
We note your response to comment 7 in our letter dated December 30, 2008.  In that response, you indicate that the confidential metrics in Strategic Energy, LLC’s 2006 to 2008 and 2007 to 2009 long-term incentive plans are no longer relevant because the awards under the plans vested when Strategic Energy was sold on June 2, 2008.  Even so, please discuss how difficult it would have been for the executive or how likely it would have been for you to achieve the levels or other factors in the 2006 to 2008 and 2007 to 2009 plans.

Great Plains Energy made the following disclosure regarding the difficulty of achieving the metrics in Strategic Energy’s long-term incentive plans on page 25 of the Proxy Statement:

Metric levels are established for Strategic Energy’s long-term incentive plans, so that the target level reflects the business plan and has a 50% probability of achievement.  The threshold and maximum levels are established to have approximately 80% and 20% probabilities of achievement, respectively.

Great Plains Energy provides the following supplemental information regarding the Strategic Energy business plans and long-term incentive plan metrics.  Management of Great Plains Energy and its subsidiaries, including Strategic Energy when it was a subsidiary, prepare annual business plans.  These business plans form the basis of the Company’s five-year operating and capital budgets.  The business plans are reviewed with the Board as part of the discussion regarding the budgets, and the budgets are formally approved by the Board.

As with any forward-looking business information, the business plans and budgets are based upon a mixture of historical information, analyses, projections, informed judgment and other estimates regarding future economic, financial, operational and other conditions.  The Company’s goal is to prepare business plans and budgets that reflect management’s best judgment of the likely results – the approximate midpoint of the range of possible outcomes.  Through this process, management also estimates, using the same mixture of objective and subjective considerations, the levels of achievement that, in its estimation, have an approximate 80% and 20% probability of occurrence.  These levels are used in the Company’s annual and long-term incentive plans.

Great Plains Energy notes that the Proxy Statement disclosed that no payouts were made under any of the three 2007 annual incentive plans, an 85% and 137.5% payout was made under the 2005-2007 Kansas City Power & Light Company and Strategic Energy long-term incentive plans, respectively, and no payout was made under the 2005-2007 Great Plains Energy long-term incentive plan.  This is some indication that the Company does not overestimate the difficulty of achieving incentive compensation targets.

3.
We note your response to comment 9 in our letter dated December 30, 2008.  Please confirm for us that, in future filings, you will file the offering letters that contain the binding and enforceable obligations relating to the employment of Michael J. Chesser and John R. Marshall or tell us why it is not appropriate for you to do so.

Securities and Exchange Commission

The Company will file these letters as exhibits to its 2008 Annual Report on Form 10-K.

*           *           *           *           *

In connection with these responses, Great Plains Energy and KCP&L severally acknowledge that:

•	each is responsible for the adequacy and accuracy of the disclosures in their respective filings;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and
•	each of Great Plains Energy and KCP&L may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s efforts in assisting the Company in its compliance with applicable disclosure requirements and in enhancing the overall disclosure in its filings.  Should the Staff have any questions or comments on the contents of this letter, please telephone the undersigned at (816) 556-2608.

Very truly yours,

/s/  Mark G. English

Mark G. English
Assistant General Counsel and Assistant Secretary

cc:           Michael J. Chesser
Chairman of the Board and Chief Executive Officer
Great Plains Energy and KCP&L

William H. Downey
President and Chief Operating Officer
Great Plains Energy and KCP&L

Terry Bassham
Executive Vice President – Finance and Strategic Development
  and Chief Financial Officer, Great Plains Energy and KCP&L